August 12, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. Mark Clancy
President and Chief Executive Officer
Hybrid Fuel Systems, Inc.
12409 Telecom Drive
Tampa, FL 33637

RE:	Hybrid Fuel Systems, Inc.  (the "Company")
	Amendment No. 3 to Registration Statement on Form SB-2
	Filed on 08/03/2005
	File No. 333-124775

Dear Mr. Clancy:

      We have reviewed your response letter and your amended document filed on August 3, 2005, and we have the following comments. We have limited our review to the financial statements and related disclosure.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed August 3, 2005

Prospectus Summary

Summary Historical Financial Data, page 1

1. Please revise your summary of historical financial data contained in the "Prospectus Summary" section of your document to reflect the reclassification of your company`s deferred compensation balance from the asset section of the balance sheet to the shareholders` equity section of the balance sheet.

Management`s Discussion and Analysis or Plan of Operation

Results of Operations

Comparison of Quarterly Periods Ended March 31, 2005 and 2004, page 8

2. We have reviewed your response to our prior comment number 1, but we do not believe your expanded disclosures have fully complied with the requirements of Rule 303(b)(2) of Regulation S-B. Your disclosures should enable a reader to understand the material changes in your results of operations when comparing the interim period-ended
March 31, 2005 and the comparable period-ended March 31, 2004.
For
example, your disclosures should discuss why there were significant increases in your company`s consulting expense and compensation expense in the first quarter of fiscal year 2005, when compared to the first quarter of the prior year. Please expand your disclosures to discuss the underlying factors driving the period-over-period variance in each material line item contained in your statement of operations.

3. Pursuant to paragraph 5 of EITF 98-5, the intrinsic value of an embedded beneficial conversion feature should be calculated at the commitment date of the convertible security based upon the difference between the conversion price of the convertible security and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. Furthermore, footnote 1 to the EITF defines the commitment date as the date when an agreement of terms has been reached and the investor is committed to purchase the convertible notes based on those terms (such that performance by the investor is probable because of sufficiently large disincentives for nonperformance).

We note per your expanded MD&A disclosures that the convertible debt financing received from White Knight in the first quarter of 2005 can be converted to common stock at a rate $.04 per share. However, it is unclear whether you have evaluated this convertible debt for the existence of beneficial conversion feature and/or whether you have determined that this convertible debt does not have an embedded beneficial conversion feature based upon your statement that the conversion rate of the debt was determined in December of 2003, when your common stock`s trading price was $.03 per share.

Please tell us if you evaluated your notes that were issued in the first quarter of 2005 for the existence of an embedded beneficial conversion feature and your conclusion. If you have determined that the convertible notes do not contain a beneficial conversion feature by relying upon your stock`s trading price in December of 2003 and the conversion price agreed upon at that time, please tell us why you believe that December of 2003 is the appropriate commitment date for the convertible notes that were issued in February of 2005. If in December of 2003, White Knight had formally committed to loan your company a specified amount of capital through the issuance of convertible notes, please include such statement within your response.
In addition, please tell us the nature of the large disincentives for nonperformance by White Knight.

		Please consider the above and revise your financial statements or advise accordingly.

Note 6 - Subsequent Events, page 37

Note 11 -- Subsequent Event, page 15

4. We have reviewed your response to our prior comment number 8, but
we do not believe that you have fully addressed the concerns raised in
our prior comment.  Please expand your disclosures in the
subsequent
events footnote to your financial statements to state (1) the amount
of your debt that was carried in default at the date of the
balance
sheet, but settled through the issuance of your common stock and
(2)
the amount of your White Knight debt which was converted to shares of common stock.

5. In addition, we note that the opinion of your independent auditor is dated as of April 1, 2005 with regard to Note 11 (your subsequent events footnote), although your disclosures have been expanded in response to our prior comment number 8. As the subsequent events that have been disclosed in response to our prior comment number 8 appear to have occurred between the date of the independent auditor`s original report and the date of the re-issuance of such report in Amendment 3 to your Form SB-2, please label the additional disclosures included in your subsequent events footnote as unaudited. Please refer to SAS 1, AU Section 530.08 for further guidance.

Financial Statements

General

6. Please consider the financial statement updating requirements outlined in Item 310(g) of Regulation S-B, upon the filing of your revised document.

Balance Sheets, page 2

7. We have reviewed your response to our prior comment number 11. Although you reclassified the deferred compensation balance to a contra-equity account in your December 31, 2004 balance sheet, you have not adjusted your company`s "Total assets" balance to reflect this reclassification. Please correct the mathematical error contained in the assets section of your December 31, 2004 balance sheet.

Form 10-KSB for the fiscal year-ended December 31, 2004

Form 10-QSB for the quarter-ended March 31, 2004

8. As discussed in a previous telephone conversation, we note that your amended Form 10-KSB for the period ended December 31, 2004 and
Form 10-QSB for the period ended March 31, 2005 have not yet been filed. Please ensure that the comments from each of our letters that relate to your Form SB-2 and comment numbers 15 and 16, which were included in our initial letter dated June 7, 2005 and relate specifically to your Form 10-QSB for the period ended March 31, 2005, are addressed in your amended Form 10-KSB and Form 10-QSB, as applicable.

Other

9. Please provide a currently dated consent from your independent public accountant in your amended document.


Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Jeffrey Sears at (202) 551-3302 or Joseph
Foti
at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant


Via facsimile:  Mark Clancy
		(813) 979-9224
Mr. Mark Clancy
Hybrid Fuel Systems, Inc.
August 12, 2005
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